Delisting Determination, The Nasdaq Stock Market, LLC,
December 29, 2022,  ZyVersa Therapeutics, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the warrants of ZyVersa Therapeutics, Inc. (the Company), effective at the opening of the trading session on January 9, 2023.
Based on review of information provided by the Company, Exchange Staff determined that the Company warrants no longer qualified for listing on the Exchange pursuant to Listing Rule IM-5101-2.
The Company was notified of the Staff determination on December 12, 2022. The Company did not appeal the Staff determination to the Hearings Panel. The Staff determination to delist the Company warrants became final on December 21, 2022.